REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors of
SequoiaNET.com, Inc.:

We have audited the accompanying combined balance sheet of SequoiaNET.com, Inc. (the "Company", a Delaware Corporation) (formerly Sequoia Diversified Products, Inc. and MicroNomics of Lansing, Inc.), as of December 31, 1999, and the related combined statements of operations and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of SequoiaNET.com, Inc. as of December 31, 1999, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.



                                                  /s/ ARTHUR ANDERSEN LLP

Vienna, Virginia
February 29, 2000 (except with
respect to the matter discussed
in Note 11, as to which the date
is April 25, 2000)

SEQUOIANET.COM, INC.


COMBINED BALANCE SHEET
AS OF DECEMBER 31, 1999


  ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                               $   117,072
   Accounts receivable, net of allowance for doubtful accounts of
     $239,171                                                               11,214,061
   Inventory                                                                   528,484
   Costs in excess of billings on uncompleted contracts                        163,652
   Deferred tax asset                                                          514,817
   Prepaid expenses and other current assets                                   159,290
                                                                           -----------
Total current assets                                                        12,697,376
PROPERTY AND EQUIPMENT, NET                                                  2,212,452
INTANGIBLES, NET OF ACCUMULATED AMORTIZATION OF $4,942,036                  20,303,336
OTHER ASSETS                                                                   413,281
                                                                           -----------
Total assets                                                               $35,626,445
                                                                           ===========

LIABILITIES AND PARENT'S INVESTMENT IN SUBSIDIARIES

CURRENT LIABILITIES:
   Accounts payable                                                        $ 2,112,848
   Accrued expenses and other current liabilities                            4,868,972
   Income Tax Payable                                                        1,380,138
                                                                           -----------
Total current liabilities                                                    8,361,958
LINE OF CREDIT                                                                 430,701
DEFERRED TAX LIABILITY                                                          19,875
OTHER LIABILITIES                                                                2,479
                                                                           -----------
Total liabilities                                                            8,815,013
                                                                           -----------
COMMITMENTS AND CONTINGENCIES (NOTE 10)

PARENT'S INVESTMENT IN SUBSIDIARIES                                         26,811,432
                                                                           -----------
Total liabilities and parent's investment in subsidiaries                  $35,626,445
                                                                           ===========

The accompanying notes are an integral part of this balance sheet.

SEQUOIANET.COM, INC.


COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 1999

 REVENUES                                                       $57,712,824
 COST OF GOODS AND SERVICES SOLD                                 37,414,068
                                                                -----------
 GROSS PROFIT                                                    20,298,756
 SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                    15,518,838
                                                                -----------
 OPERATING INCOME                                                 4,779,918
 DEPRECIATION AND AMORTIZATION                                    3,545,475
                                                                -----------
 INCOME FROM OPERATIONS                                           1,234,443
 INTEREST EXPENSE                                                    27,764
                                                                -----------
 INCOME BEFORE TAXES                                              1,206,679
 PROVISION FOR INCOME TAXES                                       1,437,905
                                                                -----------
 NET INCOME                                                     $  (231,226)
                                                                ===========


The accompanying notes are an integral part of this statement.

SEQUOIANET.COM, INC.


COMBINED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 1999

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net Income                                                                       $  (231,226)
   Adjustments to reconcile net income to net cash flows from operating activities-
     Depreciation and amortization                                                    3,545,475
     Deferred tax benefit                                                             1,428,936
     Changes in assets and liabilities, net of effect of acquisition:
       Increase in accounts receivable, net                                          (3,061,688)
       Increase in receivables from related parties                                    (718,303)
       Decrease in inventory                                                            275,071
       Decrease in costs in excess of billings                                           41,945
       Decrease in prepaid expenses and other current assets                             77,532
       Increase in other noncurrent assets                                              (75,447)
       Decrease in accounts payable                                                     (38,103)
       Increase in accrued expenses                                                     849,842
       Decrease  in due to parent                                                    (1,076,514)
                                                                                    -----------
Net cash flows provided by operating activities                                       1,017,520
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of property and equipment                                                (1,015,238)
   Disposals of property and equipment                                                   26,688
                                                                                    -----------
Net cash flows used in investing activities                                            (988,550)
CASH FLOWS FROM FINANCING ACTIVITIES:
   Repayments of long-term debt                                                          (4,565)
   Purchase of stock                                                                   (150,000)
   Borrowing under line of credit, net                                                  238,857
   Proceeds to Parent                                                                  (666,071)
                                                                                    -----------
Net cash flows used in financing activities                                            (581,779)
                                                                                    -----------
NET DECREASE IN CASH AND CASH EQUIVALENTS                                              (552,809)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                            669,881
                                                                                    -----------
CASH AND CASH EQUIVALENTS, END OF YEAR                                              $   117,072
                                                                                    ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
   Cash paid for interest                                                           $    34,150
                                                                                    ===========

The accompanying notes are an integral part of this statement.

SEQUOIANET.COM, INC.


NOTES TO COMBINED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1999




1. ORGANIZATION AND NATURE OF OPERATIONS:

SequoiaNET.com, Inc. (the "Company") was incorporated in Delaware as a result of a merger of two entities (see Note 11), Sequoia Diversified Products, Inc. ("Sequoia") and MicroNomics of Lansing, Inc. (d/b/a Entre Computer Services, Inc. ("Entre")). Both entities were wholly owned subsidiaries of Panurgy Corporation ("Panurgy"), formerly IT Partners, who purchased the companies in 1998. The acquisition of the companies by Panurgy resulted in the purchase of 100 percent of each company's outstanding common stock in exchange for cash, promissory notes and common stock of Panurgy. The total purchase price paid by Panurgy was $2.6 million and $25.4 million for Entre and Sequoia, respectively, which included the repayment of balances due on an outstanding line of credit and subordinated debt and the redemption of outstanding warrants for $300,000 for Sequoia.

SequoiaNET.com, Inc., provides information technology services to help customers design, implement and maintain desktop and network computer systems, and designs and develops web enablement and ecommerce software The Company is based in Auburn Hills, Michigan, and has eight domestic satellite offices: two in Ohio, four in Michigan and one each in Texas and Missouri, and an office in Germany. During 1999, the Company closed its offices in Sweden and England. For the purposes of segment reporting, Panurgy included both Sequoia and Entre in the same reportable segment. Therefore, no reportable segment information is included in the accompanying combined financial statements.

The accompanying combined financial statements represent the accounts of the Company as if it had operated as a combined entity during the year ended December 31, 1999.

The accompanying combined financial statements have also been prepared in accordance with the accounting rules prescribed for "carve-out" financial statements. For the purpose of preparing "carve-out" financial statements, all direct costs of the Company have been recorded. Costs of centralized operations (e.g. payroll processing, legal, insurance) have been allocated to the Company. With one exception, other corporate costs, such as corporate executive salaries, have not been allocated since the Company has its own management team and does not rely on corporate support for those services. During 1999, one corporate executive also served as an executive of the Company. Therefore, approximately $107,000 of salary expense paid to this executive is not recorded in the accompanying financial statements, as it is recorded as an expense of Panurgy. Interest on intercompany debt (see Note 5) has not been recorded, as it has not been historically allocated to the Company. The separate-return method will be used for income tax purposes (see Note 2).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include liquid investments with original maturities of three months or less.

ACCOUNTS RECEIVABLE

The Company has established policies for extending credit and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of customers, historical trends, and other information. As of December 31, 1999, the Company had an allowance for doubtful accounts of $239,171.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosure about Fair Value of Financial Instruments," requires disclosures of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates of future cash flows. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. The book value of the Company's long-term debt approximates fair market value as the rates are comparable to the borrowing cost for similar credit facilities at December 31, 1999.

The carrying values of current assets and current liabilities approximate fair value because of the relatively short maturities of these instruments. The disclosure relates to financial instruments only. The fair value assumptions were based upon subjective estimates of market conditions and perceived risks of the financial instruments.

INVESTMENT

The Company has an investment in ONKO, a medical research company, that is accounted for using the cost method. The Company holds a one-third interest in ONKO recorded at approximately $83,000 as of December 31, 1999. The effect of recording this investment at cost rather than using the equity method is not reasonably determinable. Beginning in 1999, the investment in ONKO was fully reserved as the Company does not believe that it will be able to recover the cost of this investment.

INVENTORY

Inventory is recorded at the lower of cost or market value using the first in first out method of accounting. Cost elements included in inventory are purchased computer equipment and related network and cabling supplies.

PROPERTY AND EQUIPMENT

Property and equipment are stated at historical cost net of accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets ranging from three to eight years. Depreciation expense for the year ended December 31, 1999 is approximately $975,000.

The ranges used in computing estimated useful lives were as follows:

Furniture and fixtures                                           5-7 years
Machinery and equipment                                          3-8 years
Vehicles                                                         4 years
Leasehold improvements                                           Life of lease


INTANGIBLE ASSETS

As a result of the acquisition by Panurgy, the Company recorded identifiable intangible assets consisting of noncompete agreements, a trademark and a customer list which are amortized over their useful lives which range between 5 and 15 years, respectively. Goodwill is amortized over 15 years. Amortization expense was approximately $2,570,000 for the year ended December 31, 1999.

IMPAIRMENT OF LONG-LIVED ASSETS

In accordance with SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Asset to Be Disposed Of," the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company recognizes an impairment loss when the sum of the expected future cash flows is less than the carrying amount of the asset. The measurement of the impairment losses recognized is based upon the difference between the fair value and the carrying amount of the asset. The Company has not recorded a provision for impairment of long-lived assets.

REVENUE RECOGNITION

Revenues generated from hardware sales are recognized when the products are shipped to the customer provided that the collectibility of the receivable is probable. In cases where the Company is receiving commissions from third parties on hardware sales, revenue is recognized when the third party informs the Company of the completion of the sales process. Revenue generated from services are recognized on the percentage of completion method as the labor is incurred or deferred until the month of service if performed over a service contract year. Unearned service contract revenue is recorded as a liability for services paid for but not yet performed.

Cost in excess of billings on uncompleted contracts, as reflected on the accompanying combined balance sheet, comprises amounts of revenue recognized on contracts for which billings have not been rendered.

INCOME TAXES

In accordance with the rules prescribed for "carve-out" financial statements, the Company is using the separate-return method for income tax purposes. The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes," which is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's combined financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax laws or rates.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 is effective for fiscal years beginning after June 15, 1999, and its purpose is to replace existing pronouncements with a single, integrated accounting framework for derivatives and hedging activities. The Company has not yet evaluated the effect of this standard on the combined financial statements.

3. PROPERTY AND EQUIPMENT:

As of December 31, 1999, property and equipment consist of the following:

Furniture and fixtures                                             $   416,266
Machinery and equipment                                              3,132,257
Vehicles                                                               550,424
Leasehold improvements                                                 822,763
                                                                   -----------
                                                                     4,921,710
Less- Accumulated depreciation                                      (2,709,258)
                                                                   -----------
                                                                   $ 2,212,452
                                                                   ===========

4. INTANGIBLE ASSETS:

As of December 31, 1999, intangible assets consist of the following:

Noncompete agreements                                              $ 6,300,000
Trademark                                                            2,020,000
Customer list                                                        1,600,000
Goodwill                                                            15,325,372
                                                                   -----------
                                                                    25,245,372
Less- Accumulated amortization                                      (4,942,036)
                                                                   -----------
                                                                   $20,303,336
                                                                   ===========

5. DEBT:

Intercompany debt of Panurgy and the associated interest have not been recorded in the Company's combined financial statements. All of the Company's assets have been pledged as collateral on Panurgy's debt facility. Panurgy is currently in default on their debt facility and has entered into a standstill agreement with its bank that expires on March 31, 2000. The total amount of Panurgy's outstanding debt, accrued interest and seller notes is approximately $77 million.

In conjunction with the acquisition of Sequoia by Panurgy, the outstanding balances due on a note payable and two lines of credit were extinguished. The extinguishment of the debt is recorded in the accompanying combined financial statements as contributed capital within the Parent's investment in subsidiaries.

LINE OF CREDIT

The Company maintains a $750,000 revolving line of credit with a Michigan bank. As of December 31, 1999, approximately $431,000 was outstanding. Borrowings under the line of credit bear interest at .75 percent over the bank's published prime rate. On December 31, 1999, the interest rate on the line of credit was
9.25 percent. The line is secured by specific lease receivables. The Company is not required to comply with any covenants related to the line of credit.

The Company incurred interest expense on this line of credit of $31,142 for the year ended December 31, 1999.

INVENTORY FINANCING

The Company also has a credit facility for financing its inventory purchases with Finova Capital Corporation. Repayment terms are 45 days from the invoice date with interest accruing at prime plus 3percent after 30 days. If invoices are not paid on or before the due date, the interest rate increases to 6 percent. The credit facility expires on May 31, 2000. The Company had no borrowings under the credit facility as of December 31, 1999.

6. INCOME TAXES:

Significant components of the Company's deferred tax assets as of December 31, 1999, are as follows.

Deferred tax assets:
   Allowance for doubtful accounts                                   $  80,251
   Inventory                                                           105,572
   Tax basis of fixed assets over book basis                            59,543
   Other accrued expenses                                              269,451
                                                                     ---------
Total deferred tax assets                                            $ 514,817
                                                                     =========


The provision for income taxes is comprised of the following:

Current                                                             $1,536,752
Deferred                                                               (98,847)
                                                                    ----------
Total tax provision                                                 $1,437,905
                                                                    ==========

The reasons for the differences between the applicable income taxes and the amount computed by applying the statutory federal income tax rate of 34 percent to income before taxes were due to the impact of the graduated tax rate changes as well as permanent differences as follows:

Applicable income tax based on statutory Federal tax rate (34%)     $  376,271
Foreign tax provision at statutory rates                                33,413
Goodwill and Other                                                   1,028,221
                                                                    ----------
Total provision                                                     $1,437,905
                                                                    ==========

7. EMPLOYEE BENEFIT PLANS:

The Company's employees are eligible to participate in Panurgy's 401(k) plan. Contributions up to statutory limits can be made by eligible employees on a voluntary basis. The plan requires matching contributions by the Company of 10 percent of the employees' contributions for the first 4 percent of employee base salaries. The Company can also make discretionary contributions to the plan. The Company's matching contributions were $123,279 for the year ended December 31, 1999.

Entre also has a discretionary profit sharing plan whereby Entre will set aside 35 percent of its net profit before taxes at year-end to be allocated to employees who have worked for Entre for that full year. In general, a distribution will not be made for persons who have not worked for Entre for the full year. The amount due to each employee is determined by a formula that takes into account years of service with Entre and salary level. Should an employee leave prior to year-end, his/her share will revert back to Entre. The amount of profit sharing expense for the year ended December 31, 1999 was $435,339

Through July 31, 1999, Sequoia had a self-funded medical benefit plan covering all of its employees. Sequoia's policy was to accrue estimated medical claims payable based on recent claims experience. These costs are included in accounts payable and accrued expenses on the accompanying combined balance sheet. Beginning on August 1, 1999, Sequoia participated in Panurgy's health care benefits plan and has accrued their premium due under the new plan.

8. CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS:

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of accounts receivable. The Company maintains reserves for potential credit losses; historically, such losses have been within management's expectations. The Company's largest customer represents approximately 12 percent of total sales for the year ended December 31, 1999.

9. RELATED-PARTY TRANSACTIONS:

As part of Panurgy's cash management, the Company made payments to and received payments from Panurgy as needed to fund operations or growth. These payments are reflected in the accompanying combined financial statements as Parent's investment in subsidiaries and are noninterest bearing.

Sequoia leases computer equipment to another Panurgy subsidiary. The amount due from the subsidiary as of December 31, 1999, was approximately $170,000.

EMPLOYEE RECEIVABLES

Sequoia has an outstanding note receivable due from an employee of approximately $168,000. The non-interest bearing note is secured by the employee's stock in Panurgy and is payable upon demand. As of December 31, 1999, Sequoia has recorded a reserve of $84,000 on the note, which is included in other assets in the accompanying combined balance sheet.

10. COMMITMENTS AND CONTINGENCIES:

LEASE COMMITMENTS

The Company leases office space, some of which is leased from a minority stockholder of Panurgy. In addition, the Company has entered into operating leases for various office facilities and equipment. The future minimum lease payments on these facilities as of December 31, 1999, are as follows:

     YEAR ENDING
     DECEMBER 31
---------------------
   2000                                                            $   499,424
   2001                                                                385,873
   2002                                                                225,420
   2003                                                                208,686
   2004 and thereafter                                               1,351,941
                                                                   -----------
                                                                   $ 2,671,344
                                                                   ===========

LITIGATION

Litigation and claims are filed against the Company from time to time in the ordinary course of business. These actions are in various preliminary stages and no judgments or decisions have been rendered by hearing boards or courts. Management, after consulting with legal counsel, is of the opinion that the outcome of such matters will not have a material adverse effect on the Company's financial position or results of operations.

11. SUBSEQUENT EVENT:

On April 25, 2000, Panurgy entered into an agreement with Minneapolis-based Analysts International Corporation ("AI") to sell the Company. The agreement required Panurgy to merge Sequoia and Entre into a single company, SequioaNET.com, Inc. AI acquired 80.1 percent of SequoiaNET.com for $43.5 million in cash. SequoiaNET.com, Inc. operates as a separate subsidiary of AI and the current management team controls the remaining 19.9 percent interest.

10